Farm to Flame Energy Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Farm to Flame Energy Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020, & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
July 1, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	191,878	804
Security Deposits	4,000	-
Total Current Assets	195,878	804
Non-current Assets		
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	110,377	-
Total Non-Current Assets	110,377	-
TOTAL ASSETS	306,256	804
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Shareholder Loans Payable - Related Party	9,988	6,176
Total Current Liabilities	9,988	6,176
Long-term Liabilities		
Forward Financing	8,905	
Grants Payable	10,000	-
Notes Payable - Related Party	15,000	2,000
Notes Payable	33,000	
Convertible Notes Payable	200,301	-
Total Long-Term Liabilities	267,206	2,000
TOTAL LIABILITIES	277,194	8,176
EQUITY		
Common Stock	750	750
Additional Paid in Capital	24,996	24,996
Retained Earnings/(Accumulated Deficit)	3,316	(33,118)
Total Equity	29,062	(7,372)
TOTAL LIABILITIES AND EQUITY	306,256	804

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	1,963	152
General and Administrative	104,948	22,207
Rent and Lease	34,209	3,650
Depreciation	5,761	-
Total Operating Expenses	146,882	26,009
Operating Income (loss)	(146,882)	(26,009)
Other Income		
Grant Income	184,140	24,020
Other	2,406	-
Total Other Income	186,546	24,020
Other Expense		
Interest Expense	3,231	-
Total Other Expense	3,231	1,614
Provision for Income Tax	-	-
Net Income (loss)	36,434	(3,603)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	36,434	(3,603)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	5,761	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	5,761	-
Net Cash provided by (used in) Operating Activities	42,195	(3,603)
INVESTING ACTIVITIES		
Security Deposit	(4,000)	-
Equipment	(116,139)	-
Net Cash provided by (used by) Investing Activities	(120,139)	-
FINANCING ACTIVITIES		
Common Stock	-	746
Notes Payable	200,301	-
Loans Payable	41,905	-
Loans Payable - Related Party	16,812	4,407
Grants Payable	10,000	-
Net Cash provided by (used in) Financing Activities	269,019	5,152
Cash at the beginning of period	804	(746)
Net Cash increase (decrease) for period	191,075	1,549
Cash at end of period	191,878	804

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/20	7,500,000	4	24,996	(28,769)	(3,769.00)
Issuance of Common Stock	-	746	-	-	746
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(4,349)	(4,349)
Ending Balance 12/31/2020	7,500,000	750	24,996	(33,118)	(7,372)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	36,434	36,434
Ending Balance 12/31/2021	7,500,000	750	24,996	3,316	29,062

Farm to Flame Energy Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Farm to Flame Energy, Inc ("the Company") was formed in Delaware on June 20th, 2018. The Company plans to earn revenue using Power Purchase Agreements with commercial operations and providing on-site renewable power with our patented biomass electricity generators. The Company's headquarters is in Syracuse, New York. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Grant Income

Grant Income consists of money received by achieving commercialization milestones in R&D from state and government agencies.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment - Turbine	7	3,000	3,000	-	0
Equipment	5	116,139	5,761	-	110,377
Grand Total	**-**	**119,139**	**8,761**	-	**110,377**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity-based compensation

At present, the company does not have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

Grants –

During the year ended December 31st, 2021, the Company received a $2,900 grant from a related party in order to achieve commercialization goals.

Loans –

During the year ended December 31st, 2021, the Company had outstanding loans payable with a related party totaling $15,000 with an interest rate of 9% and a maturity date of January 1st, 2022. The balance of this loan was $15,000 as of December 31st, 2021. This balance was subsequently paid off in January of 2022.

Shareholder Loans –

During the year ended December 31st, 2021, the Company had outstanding shareholder loans payable with related parties totaling $9,987 with an interest rate of 0% and no maturity date.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes –

The Company has entered into a convertible note agreement, totaling $200,000, for the purposes of funding operations. The interest on the note is 1.9%. However, upon an event of default, and so long as such event of default shall continue, interest shall accrue on the outstanding principal balance of this Note from the date of the event of default to the date paid at the lesser of (i) the interest rate plus five percent (5%) per annum or (ii) the greatest amount permitted by applicable law. The amount is to be repaid at the demand of the holder prior to conversion with a maturity date of June 30th, 2023. The notes are convertible into shares of the Company’s common stock at a conversion rate determined by dividing the outstanding amount by the lesser of (i) 80% of the price agreed upon by the Company and the new equity

investor(s) or (ii) the price that would have been agreed upon by the Company and the new equity investor(s) if they had used the same methodology based on a pre-money value for the Company as a whole of $8,000,000.00. As of December 31st, 2021, the note has accrued $301 in interest and the outstanding balance of the note is $200,301.

Grants –

During the year ended December 31st, 2021, the Company received a $10,000 grant from a third party in order to achieve commercialization goals.
Loans –

See "Note 3 – Related Party Transactions".

During the year ended December 31st, 2021, the Company had outstanding loans payable with a third party totaling $33,000 with an interest rate of 4% and no maturity date. The balance of this loan was $33,000 as of December 31st, 2021. The first payment on this loan is due July 1st, 2022.

Forward Financing –

During the year ended December 31st, 2021, the Company had an outstanding balance due on future receipts with a third party totaling $14,305. The remaining balance was $8,905 as of December 31st, 2021.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	76,892
2023	200,301
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.0001, 7,500,000 shares were issued and outstanding as of 2018 and 2021

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 10,000,000 of preferred shares with a par value of $0.0001 per share. 0 shares were issued and outstanding as of 2018 and 2021

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

Conversion: Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held

by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

Liquidation preference

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the preferred stock are entitled to receive prior to, and in preference to, any distribution to the common stockholders.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 1, 2022, the date these financial statements were available to be issued. No transactions require disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.